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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                              (Amendment No.   )

                       AMERICAN MAIZE-PRODUCTS COMPANY
- --------------------------------------------------------------------------------
                               (Name of Issuer)

              Class A Common Stock:         Class B Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                 CLASS A:  027339 20 9;  CLASS B: 027339 30 8
               ------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 6 Pages
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  CUSIP No.   Class A: 027339209          13G                  Page 2 of 6 Pages
              Class B: 027339308



   1 NAME OF REPORTING PERSON: UNION TRUST COMPANY, TRUSTEE S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           06-0547320

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A)   /  /
                  N/A                                                 (B)   /  /

   3       SEC USE ONLY

   4       CITIZENSHIP OR PLACE OF ORGANIZATION
           CT

                               5      SOLE VOTING POWER

       NUMBER OF SHARES               -0-
         BENEFICIALLY
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   CLASS A 1,264,594 CLASS B 876,158
            PERSON
             WITH              7      SOLE DISPOSITIVE POWER
                                      -0-

                                8     SHARED DISPOSITIVE POWER
                                      SEE 6

   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON    SEE 6

  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*   N/A


  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           CLASS A 26.79  CLASS B 50.29

  12       TYPE OF REPORTING PERSON*    BK



                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                  SCHEDULE 13G

Item 1       (a)      Name of Issuer:  American Maize

Item 1       (b)      Address of Issuer's Principal Executive Offices:

                      4 Harbor Plaza Drive
                      Stamford, CT 06904



Item 2       (a)      Name of Person Filing:  Union Trust Company*

                      *Union Trust Company is an indirect wholly-owned subsidiary of First Fidelity Bancorporation


Item 2       (b)      Address of Principal Business Officer or, if none,
                      Residence:

                      300 Main St.
                      Trust Department
                      Stamford, CT 06904


Item 2       (c)      Citizenship:     CT



Item 2       (d)      Title of Class of Securities:

                       Common:          Class A
                                        Class B



Item 2       (e)      CUSIP Number:     027339 20 9
                                        027339 30 8


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)      ( )     Broker or Dealer (registered under Section
                              15 of the Act.)  Union Trust Company

             (b)      (X )    Bank (as defined in Section 3(a)(6) of the
                              Act.)    Union Trust Company

             (c)      ( )     Insurance Company (as defined in Section
                              3(a)(19) of the Act.)

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                 (d)      ( )     Investment Company (registered under Section
                                  8 of the Investment Company Act.)

                 (e)      ( )     Investment Adviser (registered under Section
                                  203 of the Investment Advisers Act of 1940.)

                 (f)      ( )     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee Re-tirement Income Security Act of 1974 or
                                  Endowment Fund; (see Section
                                  240.13d-1(b)(1)(ii)(F).)

                 (g)      ( )     Parent Holding Company, (in accordance with
                                  Section 240.13d-1(b)(1)(ii)(G).)  (Note: see
                                  Item 7).

                 (h)      ( )     Group (in accordance with Section
                                  240.13d-1(b)(1)(ii) (H).)


Item 4           Ownership

                 (a)      Amount Beneficially Owned: Class A 1,264,594
                                                     Class B   876,158

                 (b)      Percent of Class:  Class A 26.79; Class B 50.29

                 (c)      Number of shares as to which such person has:

                          (i)         sole power to vote or to direct the vote:
                                      -0- shares

                          (ii)        shared power to vote or to direct the
                                      vote:  see (a)

                          (iii) sole power to dispose or to direct the disposition of: -0-

                          (iv) shared power to dispose or to direct the disposition of: see (a)


Item 5           Ownership of Five Percent or Less of a Class. N/A

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.



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Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 The reporting persons acquired their beneficial ownership in behalf of others via either a trust/fiduciary capacity and/or a portfolio management/agency relationship. Union Trust Company shares voting and dispositive powers with William Ziegler, III, as Co-Trustee of Trust. Included in the number of shares being reported are 1,140,294 shares Class A and 824,521 share Class B that are owned by certain GIH Corporation (Delaware), which corporation is 50% owned by the said Co-Trustee



Item 7 Identification and Classification of the Subsidiary Which Acquired the Securing Being Reported on By the Parent Holding Company.

                                      N/A



Item 8           Identification and Classification of Members of the Group.

                                      N/A



Item 9           Notice of Dissolution of Group.

                                      N/A




Item 10          Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 8, 1994





                                                         UNION TRUST COMPANY





                                                    By:  /s/ Arnold A. Pietola
                                                         ---------------------
                                                         Arnold A. Pietola,
                                                         Vice President





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